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Exhibit 12.1

DYNEGY, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio)

	Successor			Predecessor
	Six Months Ended June 30, 2014		October 2 Through December 31, 2012	January 1 Through October 1, 2012	Year Ended December 31,
		Year Ended December 31, 2013
					2011	2010	2009
Earnings available for fixed charges, as defined:
Income (loss) from continuing operations before income taxes	$(160)	$(417)	$(113)	$121	$(575)	$(453)	$(1,155)
Less: Net income (loss) attributable to noncontrolling interest	5	—	—	—	—	—	—
Less: Undistributed earnings (losses) from continuing operations	—	—	—	—	—	(62)	(72)
Add: Fixed charges excluding capitalized interest	75	104	16	98	476	462	593

Earnings available for fixed charges, as defined	$(90)	$(313)	$(97)	$219	$(99)	$71	$(490)

Fixed charges, as defined:
Interest expense and other financing costs, including loss on extinguishment of debt	$74	$102	$16	$97	$360	$363	$446
Capitalized interest	10	2	—	5	12	15	24
Estimated interest cost within rental expense	1	2	—	1	116	99	147

Fixed charges, as defined	$85	$106	$16	$103	$488	$477	$617

Ratio of earnings to fixed charges (a)	— (b)	— (b)	— (b)	2.13	— (b)	— (b)	— (b)

(a)
For the periods presented, Dynegy, Inc. had no preferred shares outstanding. Therefore, the ratio of earnings to combined fixed charges and preferred share dividends for the periods indicated equal the ratios of earnings to fixed charges for the same periods.

(b)
For six months ended June 30, 2014, the year ended December 31, 2013, the period from October 2 through December 31, 2012 and the years ended December 31, 2011, 2010 and 2009 earnings were insufficient to cover fixed charges by $175 million, $419 million, $113 million, $587 million, $406 million and $1,107 million, respectively.

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  Exhibit 12.1
DYNEGY, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in millions, except ratio)